Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Registration Number: 333-144752

Date: October 10, 2007

On October 10, 2007, The Royal Bank of Scotland, Fortis and Santander issued the following joint press release:

10 October 2007 – Fortis, RBS and Santander Declare Offer for ABN AMRO Unconditional

Further to their announcement of 8 October 2007, Fortis, RBS, Santander (collectively, the “Banks”) and RFS Holdings have declared wholly unconditional the offer for ABN AMRO ordinary shares and ABN AMRO ADSs (the “Ordinary Shares Offer”) and the offer for ABN AMRO Formerly Convertible Preference Shares (the “Preference Shares Offer”, and, together with the Ordinary Shares Offer, the “Offers”). Settlement of the Offers will take place on 17 October 2007.

In accordance with normal practice in the Netherlands, the Banks will provide a Subsequent Offering Period to allow holders of ABN AMRO ordinary shares, ABN AMRO ADSs and ABN AMRO Formerly Convertible Preference Shares (together, “ABN AMRO Shareholders”) who have not yet accepted the Offers to tender their ABN AMRO ordinary shares, ABN AMRO ADSs and ABN AMRO Formerly Convertible Preference Shares (together, “ABN AMRO Shares”).

Further details of the Subsequent Offering Period are set out below. The Banks encourage ABN AMRO Shareholders who have not yet accepted the Offers to do so immediately.

Acceptances

Thus far 1,590,342,964 ABN AMRO ordinary shares (including shares underlying 35,341,532 ABN AMRO ADSs) have been tendered under the Ordinary Shares Offer or will be contributed by the Banks to RFS Holdings. These represent approximately 86% of ABN AMRO ordinary shares.

3,093,822 ABN AMRO ADSs (included in the figures above) remain subject to the notice of guaranteed delivery period in the U.S. and have been excluded in determining satisfaction of the minimum acceptance condition. 3,993,620 ABN AMRO ADS were previously but are no longer subject to the notice of guaranteed delivery period in the U.S., and continue to be included in the figures above. The notice of guaranteed delivery period in the U.S. is scheduled to expire at 3:00 pm (Amsterdam time) / 9:00 am (New York City time) on Wednesday, 10 October 2007.

Settlement

In accordance with the terms of the Ordinary Shares Offer, payment of the offer consideration of €35.60 in cash and 0.296 new RBS ordinary shares to holders of ABN AMRO ordinary shares and ABN AMRO ADSs who have validly tendered and not withdrawn their ABN AMRO ordinary shares or ABN AMRO ADSs before 3.00 pm (Amsterdam time) / 9.00 am (New York City time) on 5 October 2007 will take place on 17 October 2007.

In accordance with the terms of the Preference Shares Offer, payment of the offer consideration of €27.65 in cash to holders of ABN AMRO Formerly Convertible Preference Shares who have validly tendered and not withdrawn their ABN AMRO Formerly Convertible Preference Shares before 3.00 pm (Amsterdam time) / 9.00 am (New York City time) on 5 October 2007 will take place on 17 October 2007.

Subsequent Offering Period

ABN AMRO Shareholders who have not yet accepted the Offers will have the opportunity to tender their ABN AMRO Shares from 11 October 2007 until no later than 3.00 pm (Amsterdam time) / 10.00 am (New York City time) on 31 October 2007 (the “Subsequent Offering Period”) for the same consideration and pursuant to the terms set out in the offer documentation.

ABN AMRO Shares tendered during the Subsequent Offering Period will immediately be accepted for payment. Settlement of ABN AMRO Shares tendered during the Subsequent Offering Period will take place within five Euronext Amsterdam trading days of the day on which such ABN AMRO Shares are tendered. ABN AMRO Shareholders will not be able to withdraw any ABN AMRO Shares tendered during the Subsequent Offering Period.

Further Information

Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the Offers, by contacting the Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

ABN AMRO Shareholders should contact the Dutch exchange agent or the global information agent at the addresses and telephone numbers below for information on how to tender their ABN AMRO Shares during the Subsequent Offering Period.

Further information on the Banks, including information for employees of ABN AMRO, is available from the Banks’ joint website, www.consortiumbid.com.

The Dutch exchange agent: Fortis Bank (Nederland) N.V. Rokin 55 1012 KK Amsterdam The Netherlands Tel: +31 20 527 24 67

The global information agent:

D.F. King & Co., Inc.

2 London Wall Buildings, 2nd Floor

London Wall, London EC2M 5PP

United Kingdom

European Toll Free Help Line: 00 800 5464 5464

48 Wall Street, 22nd Floor

New York, NY 10005

United States

North American Toll Free Help Line: 1 (800) 848 2998

Important information:

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which, as amended, includes the U.S. offer document, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the successful completion of any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain